Timothy R. Rupp
Direct Phone: (714) 830-0669
Direct Fax: (714) 830-0769
timothy.rupp@bingham.com

November 20, 2006

Via EDGAR and FedEx

Tom Jones—Examiner
Russell Mancuso—Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 6010
100 F Street N.E.
Washington, D.C. 20549
(Phone No.: (202) 551-3602)

Re:
Netlist, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 30, 2006
File No. 333-136735

Dear Messrs. Jones and Mancuso:

We are in receipt of your letter dated November 3, 2006 with respect to the above-referenced Amendment No. 3 to Registration Statement on Form S-1 (the "Registration Statement"). We are responding to your comments on behalf of the registrant, Netlist, Inc. ("Netlist" or the "Company") as set forth below. Simultaneously with the filing of this letter, the Company is submitting (by EDGAR) Amendment No. 4 (the "Amendment") to the Registration Statement, which incorporates the Company's responses to your comments. Courtesy copies of this letter and the Amendment (specifically marked to show changes made to Amendment No. 3 to the Registration Statement) are being submitted to you by overnight courier.

The Company's responses set forth in this letter are numbered to correspond to the numbered comments in your letter. For ease of reference, we have set forth your comments in italics below as introductory headings to the Company's responses to those comments.

Fee Table

1.
Please register the maximum size of the transaction currently reflected in the prospectus.

  The Company has, in response to this comment, reinserted the fee table into the Registration Statement, and has paid the additional fees required to register the maximum size of the transaction currently reflected in the prospectus.

Use of Proceeds, page 24

2.
We note the last sentence of the first paragraph and similar disclosure on page 3. Please refer to footnote 12 on page 73. If you will be receiving proceeds through the selling shareholders as repayment of a loan, please discuss your receipt of those proceeds in this section.

  The Company has modified the Registration Statement, including the "Use of Proceeds" section, in response to this comment.

Business, page 45

3.
We note your response to prior comment 2; however, given the disclosure in your MD&A regarding the different contribution of your product classes to your results, the disclosure requested in the comment appears to be required. Therefore, we reissue the comment.

  The Company has just one product class—high performance memory subsystems. The memory subsystems referenced in the MD&A section of the Registration Statement are not so described because they represent separate product classes, but are instead referenced because they are the certain subsystems within the single product class of high performance memory subsystems for which sales fluctuated significantly during the indicated period. These fluctuations were the result of changes in the demand for the applications in which the memory subsystems are used (servers, laptops, desktop PCs) or changes in the Company's marketing strategy with regard to those applications, or as a result of the industry-wide switch in a number of applications from the DDR to the DDR2 standard memory architecture. In order to refer to these memory subsystems for this purpose in a manner that avoids descriptions that are too technical or filled with jargon, the Company has identified them by linking them to either the external factors that caused the fluctuations in their sales or a key design element of the subsystem itself.

  The Company does not track its revenues by product classes or market its products as separate classes. In addition, the Company's management does not make decisions based on any such classes. This is because the Company's products are custom-designed based on the specific product design requirements of its customers. A specific design for a specific customer can have a significant impact on overall revenues if that design is well received by that customer and used in one or more applications that are produced in high volumes. The very low profile design that was created for one customer is an example of this. While the very low profile design element may be applicable to the requirements of other customers, it would still require modification in each case to meet those other customers' separate specific requirements. In addition, design elements beyond the low profile form factor (such as underlying memory technology, signal trace designs on the printed circuit board, the use or non-use of embedded passives, and thermal characteristics) are incorporated into our very low profile memory subsystems and these other design elements can differ significantly from one such subsystem to another. We think it is unlikely that customers of the Company or investors would view these as distinct product classes.

Loans, page 69

4.
Please indicate the number of shares acquired in exchange for the loans.

  The Company has revised the disclosure on page 69 of the Registration Statement in response to this comment.

Selling Stockholders, page 71

5.
Refer to prior comment 33 of our September 12, 2006 comment letter. Please tell us when each selling stockholder acquired the shares being offered. Include the date and the amount of consideration paid. Also describe any related loans.

  The Company has revised notes 11 and 15 on page 73 of the Registration Statement in response to this comment. There were no loans associated with the purchases by the selling stockholders described in notes 11 and 15.

Exhibits

6.
Please file complete exhibits with all attachments. For example, we note references to annexes in exhibit 1.1 that are not included in the filing.

  The Company has filed the attachments to exhibit 1.1 in response to this comment.

7.
We note your description of exhibits 5.1 and 23.3. Please file a final, signed opinion and consent, not merely a "form of" those exhibits.

  A final, signed opinion and consent has been filed in response to this comment.

Exhibit 5.1

8.
Please refer to the last sentence of the third paragraph. It is unclear why it is appropriate for Netlist's registration statement to be declared effective if it cannot file an unconditional opinion that it is authorized to issue the shares being offered.

  The Company has filed a revised exhibit 5.1 to the Registration Statement in response to this comment.

9.
Please tell us the purpose of the fourth paragraph. It is unclear whether factors other than those mentioned in the paragraph could affect whether the shares were fully paid. If so, it is unclear why counsel did not consider those other factors.

  The Company has filed a revised exhibit 5.1 to the Registration Statement in response to this comment.

If you have any further comments or questions regarding this letter, please feel free to contact the undersigned at (714) 830-0669 or James W. Loss at (714) 830-0626.

Sincerely,

Timothy R. Rupp

cc:
Chuck Hong
Lee Kim
Patrick Pohlen
Derek Dundas